Bonanza

AMERICAN BONANZA GOLD MINING CORP.
ANNUAL INFORMATION FORM

For the year ended December 31, 2002

As at May 20, 2003

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this Annual Information Form.

“Ag” is the symbol in the periodic table of elements for the metal silver;

“Au” is the symbol in the periodic table of elements for the metal gold;

“BLEG” means bulk leach extractable gold;

“BLM” means Bureau of Land Management of the US government;

“Channel sample” means material sampled from a groove cut across a rock exposure;

“Crosscut” means a horizontal opening driven across the direction of the main workings;

“Decline” means a passage or tunnel driven at a decline from the surface for the working of a mine;

“Drift” means workings driven in or near a mineralized zone and parallel to the course of the vein or the long dimension of the mineralized zone;

“Drifting” means proceeding with mining to create a drift;

“Face” means the surface exposed by excavation. The working face, front, or forehead is the face at the end of the tunnel heading, or at the end a full-size excavation;

“GIS” means geographic information systems, a type of software which analyses geological data;

“g/t” means grams per tonne;

“High-grade” means more than 34 grams of gold per tonne or more than one troy ounce of gold per ton;

“In Situ” means a mineral, rock or ore deposit occurring where it was originally formed or deposited;

“IP” means induced polarization survey;

“Mag” means magnetic survey which measures the fluctuation in the earth’s magnetic field caused by the occurrence of naturally magnetic minerals in the Earth;

“Metallogenic” means relating to the formation of gold deposits, millions of years ago;

“NPI” means net profits interest, or, the amount payable from the net profit produced by the mine;

“NSR” means net smelter royalty, or, the amount payable from the precious metal produced by the mine after smeltering has removed most of the impurities;

“Opt” means troy ounces per short ton of gold unless indicated to be another metal;

“Panel sample” means material sampled from sections divided across a rib or face;

“ppb” means parts per billion; 1,000 ppb is equivalent to 1 gram/tonne; 34,286 ppb is equivalent to 1 opt;

“ppm” means parts per million;

“Precious metals” means gold, platinum, silver and palladium;

“Resource” means a concentration or occurrence of natural material of intrinsic economic interest in or on the Earth’s crust in such form and quantity and such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge;

“Rib” means the sides of a decline or tunnel;

“Royalty” means a payment schedule by which payments are calculated based on a percentage of the value of the mineral produced;

“Ton” means short ton which measures 2,000 pounds;

“Tonne” means metric ton which measures 2,204.6 pounds or 1000 kilograms;

“VLF-EM” means very low frequency electro-magnetic survey which measures the conductive field about any conductive metallic elements; and

“Vulcan” is a 3D mine planning software program.

ITEM 1 - PRELIMINARY NOTES

1.1 Incorporation of Annual Report and Audited Financial Statements

Incorporated by reference in this Annual Information Form is the Corporation’s 2002 Annual Report to Shareholders (the “Annual Report”) containing the audited consolidated financial statements of the Corporation for the years ended December 31, 2002 and December 31, 2001 (the “Consolidated Financial Statements”) and management’s discussion and analysis.

All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

ITEM 2 - CORPORATE STRUCTURE

2.1 Name and Incorporation

American Bonanza Gold Mining Corp. (“Bonanza” or the “Corporation”) was incorporated under the Business Corporations Act (Alberta) on November 17, 1980 as “Oakwood Energy Ltd.” and changed its name to American Ore Ltd. on December 12, 1986, to American Exploration Corp. on August 17, 1992, to Asia Minerals Corp. on April 20, 1994 and finally to American Bonanza Gold Mining Corp. on October 16, 2000. It was continued into British Columbia under the Company Act (British Columbia), Canada on July 19, 1994.

The Corporation’s head office is located at Suite 1606 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 with its exploration offices located at 290 Gentry Way, Suite 6, Reno, Nevada, United States, 89502.

2.2 Intercorporate Relationships

As of December 31, 2002, the only active subsidiaries of the Corporation were Bonanza Gold Inc. (“Bonanza Gold”) (a Canadian corporation), which in turn has a wholly owned subsidiary, Bonanza Explorations Inc. (“Bonanza Explorations”) (a Nevada corporation), both wholly owned. Bonanza Gold and the Corporation have a registered office address at Suite 1606 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2. Bonanza Explorations has a registered address at 6100 Neil Road, Suite 500, Reno, Nevada 89511.

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade gold properties primarily located in the Great Basin of the American Southwest.

During 2001 and for the first quarter of 2002, the Corporation was inactive, had a significant working capital deficiency, and was unable to raise equity or debt capital to fund its acquisition, exploration and development expenditures. As a result of improved gold prices, capital markets and a renewed interest in development stage mining companies in 2002 the Corporation has raised gross proceeds of approximately $8 million in equity capital, $1.7 million in debt capital and has also entered into an option agreement on its Nevada properties for further exploration funding of $3.6 million over a three year period.

Copperstone Property

In August, 1998, the Corporation entered into an agreement with Arctic Precious Metals Inc. (“APMI”), a wholly owned subsidiary of Royal Oak Mines Inc. (“Royal Oak”), to explore and develop the Copperstone gold property in La Paz County, Arizona, U.S.A. Under the agreement, the Corporation acquired 25 percent of APMI’s leasehold interest in the Copperstone project for a cash payment of US$500,000 with an option to increase its interest in the project to 80 percent through property expenditures of US$3 million and a future cash payment to APMI of U.S. $1 million. In 1995 APMI had acquired a renewable lease for the Copperstone project from the Patch Living Trust.

In April, 1999, APMI became subject to Chapter 11 proceedings under U.S. bankruptcy law and in November, 1999 the Corporation entered into a conditional Purchase and Sale Agreement with APMI, concerning the purchase by the Corporation of the 75 percent interest owned by APMI in the Copperstone project.

In March, 2002, the Corporation acquired all APMI’s leasehold interest in the Copperstone mining property by obtaining an assignment of APMI’s interest in the lease with the Patch Living Trust. The assignment was subject to a lengthy US Bankruptcy Court process. As a result, the Corporation’s interest in the Copperstone mining property increased from 25 percent to 100 percent, subject only to the existing lease and its royalty arrangements. This acquisition was funded by a loan of US$1,100,000 from Trilon Financial Corporation, now called Brascan Financial Corporation (“Brascan”) more fully described in Section 4.2 “Development and Exploration Projects”. The Corporation has granted Brascan a non-transferable warrant to purchase up to 1,500,000 common shares at $0.13 per share until March 4, 2004, with an option to extend the warrant for three additional one-year terms.

Bonanza Acquisition

During the year ended December 31, 2000 the Corporation acquired Bonanza Gold and its wholly owned subsidiary Bonanza Explorations which owned the Bonanza Properties comprised of the Pamlico, Gold Bar, Golden Arrow, Snowstorm and other mineral claims all located in the State of Nevada, United States (the “Bonanza Properties”). This acquisition was approved by the shareholders of the Corporation on October 31, 2000 and the TSX Venture Exchange on December 21, 2000. During 2001 as a direct result of market conditions for junior resource issuers the Corporation returned the Golden Arrow project to the property vendor and released the Snowstorm and Gilbert mineral claims recognizing a write-down of $893,558.

This acquisition was effected by a share exchange agreement whereby the Corporation bought all of the issued and outstanding shares in the capital of Bonanza Gold (the “Bonanza Acquisition”), by issuing 20,000,000 Common Shares of the Corporation to the vendors of Bonanza Gold, 607792 British Columbia Ltd., Brian Kirwin, Giulio Bonifacio, Ian Telfer, Foster Wilson and Donald Foster (the “Bonanza Personnel”). Pursuant to the TSX Venture Exchange’s requirement, 90 percent of the Bonanza Shares issued to the Bonanza Personnel in consideration for the Bonanza Acquisition were placed in escrow pursuant to escrow agreements. As a result of the Corporation’s TIER 2 classification these Common Shares were held in escrow for a period of 36 months following the date of the Exchange’s final notice accepting the acquisition, which was on January 4, 2001. As at December 31, 2002, 9,000,000 Common Shares of the 20,000,000 Common shares of the Corporation issued in the Bonanza Acquisition remained in escrow.

On March 14, 2003 the Corporation qualified and met the requirements for a TIER 1 classification on the TSX Venture Exchange, and as a result of this change in classification, all remaining Common Shares held in escrow were released.

A detailed summary of the Bonanza projects (excluding those that have been subsequently written down and returned), the Bonanza Technology Database and the option agreement entered into during the year with American Nevada Gold Corp on the Gold Bar and Pamlico projects are included in Section 4.2 “Development and Exploration Projects”.

3.2 Significant Acquisitions and Dispositions

During the year ended December 31, 2002, the Corporation completed the acquisition of the remaining 75 percent interest in Copperstone and assumed ownership of 40 percent of the D-Zone joint venture not already held, as described in Section 3.1 “Three Year History” and Section 4.2 “Copperstone Property”.

Copperstone D-Zone Joint Venture

On June 18, 2000, the Corporation entered into a Letter Agreement with Centennial Development Corporation (“CDC”), the principal of which is Peter M. Kuhn, previously a director of the Corporation, to form the Copperstone D-Zone Joint Venture (“D-Zone Joint Venture”). The D-Zone Joint Venture was formed for purposes of underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material, affecting approximately 5 percent of the resource ounces at the Copperstone Project.

Pursuant to the D-Zone Joint Venture, as amended, CDC was to acquire a 50 percent interest in the D-Zone of up to 50,000 tons of mineralized materials (subsequently reduced to 40 per cent) on the basis of funding mobilization, set up and initial drifting on the D-Zone. The Corporation had an option to increase its initial interest of 50 percent to 55 percent interest on D-Zone Joint Venture for a cash payment of US$100,000 with a further option to increase its interest in the D-Zone Joint Venture as follows:

(a)	additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and

(b)	further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the D-Zone Joint Venture for a total interest of 60 percent with the remaining interest held by CDC.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby the Corporation would acquire the 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)	assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the

Corporation. These liabilities were recorded by the Corporation as at December 31, 2000. The Corporation has subsequently settled approximately US$218,800 of the liabilities for approximately US$83,500 and accordingly wrote down these liabilities by US$135,300 during the year;

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

(c)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

(d)	A net smelter royalty of three percent from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan Loan; and,

(e)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following preferential repayment of the Brascan Loan.

On July 26, 2002 the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 (Cdn.$284,000) in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

On October 17, 2002 the Corporation entered into a mining services agreement with Merritt Construction of Kingman, Arizona an underground mining contractor (the “Mining Contractor”) for purposes of the development and extension of the existing underground decline to the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain predetermined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

3.3 Trends

Management is not currently aware of any trends, commitment, event or uncertainty that may reasonably be expected to have a material impact on the Corporation’s business other than the following summary of risks that are typically inherent in the business of resource exploration and development.

Risks of this Corporation in Particular

Additional Funding Requirements

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. At present, none the Corporation’s properties have a known body of commercial ore. As a mining company in the development stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies. Presently, trends in gold prices and in investor demand for securities of speculative exploration and development mining companies appears positive.

The development of any ore deposits found on the Corporation’s exploration and development properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Risks of the Business

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Corporation’s not receiving an adequate return on invested capital.

Exploration and Development Risks

There is no certainty that the expenditures to be made by the Corporation in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration and development projects do not result in the discovery of commercially mineable ore deposits. Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of gold mining is subject to a variety of risks such as industrial accidents, flooding, environmental hazards such as fires, technical failures, labour disputes and other accidents at the mine facilities. Such occurrences, against which the Corporation cannot, or may elect not to, insure, may delay production, increase production costs or result in liability. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Operating History

The Corporation has no history of earnings. The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Corporation is through the sale of its equity shares or by way of loans. While the Corporation may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be generated.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Before production may commence on any property, the Corporation must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Competition

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for exploration in the future.

Title Matters

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Dependence on Key Personnel

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation.

Conflicts of Interest

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In the appropriate cases the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade gold properties primarily located in the Great Basin of the American Southwest. The Corporation holds interest in two mineral exploration projects (the Pamlico and Gold Bar projects in Nevada) and one development project (the Copperstone Project in Arizona).

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements. These arrangements are structured in such a way as to allow a third party an ability to earn an interest in a project by funding exploration expenditures on the Corporation’s projects over a period of time. Typically, the partner may earn up to a 50 percent interest on a vest in basis over a period of time with the Corporation retaining a back-in right to increase its interest by way of reimbursing exploration expenditures on a predetermined basis.

The Corporation directly employs four individuals and engages professional consultants as required.

4.2 Development and Exploration Projects

Copperstone Property

General

The Corporation holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

The Corporation acquired 75 percent of its interest in the Copperstone mining property from Arctic Precious Metals Inc. (“APMI”), a subsidiary of Royal Oak Mines, recently, in a transaction which was subject to a lengthy US Bankruptcy Court process. APMI has assigned its lease on the Copperstone property to the Corporation so as to bring the Corporation’s interest in the Copperstone mining property from 25 percent to 100 percent, subject only to the existing lease and royalty arrangements. This acquisition was funded by a loan of US$1,100,000 from Trilon Financial Corporation, now called Brascan Financial Corporation (the “Brascan Loan”).

The Brascan Loan is fully secured against the assets of the Corporation with interest accruing at the base rate for the Canadian Imperial Bank of Commerce for US dollar loans made by the Bank of Canada, and to be paid monthly. Under the terms of the agreement with Brascan, the Brascan Loan is repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition the Corporation has agreed to cause all proceeds, net of reasonable commissions and legal and other expenses related to such transaction, of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan is outstanding, to be immediately paid to Brascan in accordance with the following formula:

(a)	10 percent of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;

(b)	20 percent of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and,

(c)	30 percent of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

Furthermore, the Corporation has agreed to cause all proceeds (less direct mining and operating expenses and other direct costs of sale) of any sale or other disposition of gold or gold-bearing ores or concentrates from the Corporation’s interest in the Copperstone Property, including all such sales and dispositions in the ordinary course of the Corporation’s business, at any time during which any of the Brascan Loan remains outstanding, to be immediately paid to Brascan on account of such outstanding amounts.

As a result of the Corporation’s public offering completed on June 10, 2002 the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003 the Corporation repaid US$537,200 to satisfy its remaining repayment obligation in 2003 pursuant to the loan agreement.

Mine Development Associates (“MDA”) was requested by the Corporation to complete a technical report on the Copperstone Project, La Paz County, Arizona in accordance with National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1. The scope of the MDA report included a review of pertinent technical reports and data in possession of the Corporation relative to the general setting, geology, project history, exploration activities and results, methodology, quality assurance, and interpretations. MDA visited the property, took samples, reviewed published and unpublished reports, and reviewed and modified the exploration plan. Most of the data addressed in the report was presented to MDA by the Corporation and/or was done by previous workers and including the MRDI Report described below which was included in the MDA Report. MDA believes the data to be reliable, but has not made a rigorous analysis of the procedures or results.

The MDA Report also refers to and includes as an appendix a report by MRDI-Canada (“MRDI”), currently a subsidiary of AMEC plc, which conducted scoping level studies for the Corporation in February 1999. The MRDI report was completed prior to the enactment of National Instrument 43-101 and was prepared by MRDI Canada, an independent mining engineering consulting firm. The report was prepared to industry standards and is relevant and reliable today, as it was in 1999. MRDI did not independently verify the sample data. The MRDI resource estimate is based on a geological model provided by the Corporation and an inverse distance weighting to the power 3 block model (IDW3). Gold grades were capped at 2.5 opt gold in the C zone and 4.7 opt gold in the D zone. A 0.00 opt gold block cut-off grade was used for the total resource estimate. The tonnage factor applied was 10.7 cu.ft/ton. The assay database supplied to MRDI contains 30,391 assays from 586 exploration and ore outline drill holes completed during the period 1980 to 1998. A subset of this database containing 71 drill holes with 253 associated assays has been used in this scoping study to develop the geological and resource model of the C and D zones in the Northwest High Grade Zone. According to MRDI, the Copperstone Gold Project Resource has been classified into Measured, Indicated and Inferred Resources based upon the level of confidence according to the proposed The Toronto Stock Exchange’s guidelines using the drilling grid spacing and continuity of mineralization as determined through the geological and geostatistical review of the data.

Management is of the opinion that these classifications, based on what was then The Toronto Stock Exchange’s guidelines which subsequently became National Instrument 43-101, with some minor modifications, are materially in compliance with National Instrument 43-101. The mineral resources disclosed are not mineral reserves and have not yet have demonstrated economic and commercial viability.

The MDA and MRDI Reports were filed on SEDAR on May 2, 2002 and available at www.sedar.com.

The following is summary information as contained in the MDA and MRDI Reports:

Location and Access

The Copperstone property is located in La Paz County, Arizona, United States. The closest communities are Quartzite, located 16 km to the south and Parker, located 40 km to the north. Phoenix is 106 km east of the Copperstone property. The property is accessible from Phoenix on Interstate 10 to Quartzite and Route 95 from Quartzite. A 8 km unpaved mine road connects the property to Route 95.

Title

The Copperstone property consists of 284 contiguous un-patented Federal mineral claims comprising 5,680 acres. The land is under the jurisdiction of the United States Bureau of Land Management (BLM). The Patch Living Trust (“PLT”) of Scottsdale, Arizona owns the title to the 284 mineral claims. In June 1995, the Copperstone property was leased from PLT by APMI for a 10 year term and is renewable at the option of the lessee. The annual claim fees payable to the BLM are approximately US$30,000. An annual US$30,000 advance royalty is payable to PLT under the terms of the lease and is subject to a 1 percent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 percent as price of gold increases to over US$551 per ounce).

Geology

Copperstone occurs within the “Basin and Range” province of the south-western USA. The regional geology is strongly influenced by Tertiary age detachment faults and younger high angle normal faults. The Copperstone gold deposit is related to the Moon Mountain or Copper Peak detachment fault. Gold mineralization at Copperstone occurs principally within the moderate to low-angle Copperstone Fault which has been interpreted to be a listric fault associated with the underlying Moon Mountain detachment fault. Gold occurs as native flakes within fault breccia, gouge and shear zones related to the faulting. The wall and host rocks are typically Triassic sediments and Jurassic quartz latite volcanics. Gold is commonly associated with hematite, chlorite, quartz, manganese oxide and copper oxide mineralization.

Mining History

During the period 1987 to 1993, Cyprus Minerals (“Cyprus”) operated a 2,500 ton per day open-pit mine at Copperstone that produced 500,000 ounces of gold from the Copperstone fault. The mine was closed at the economic limit of open-pit mining. Total mine production was 6,000,000 tons at a grade of 0.11 ounces/ton (3.8 g/t) gold. Gold recovery for the life of mine was 89 percent. The strip ratio of the pit was 10:1. Cyprus drilled 496 reverse circulation and 73 core holes for a total of 569 holes. Following the mine closure in 1993, Cyprus reclaimed the tailings pond and removed the Carbon-in-Pulp mill. Office, shop and warehouse facilities remain at the site. Furthermore, the 69 kv power line and substation remains in service, together with the three water wells with a 200 hp pumping capacity.

Past Work Programs

Santa Fe Pacific leased the Copperstone property for one year beginning in 1993 and drilled 12,500 feet in 17 wide spaced reverse circulation holes to explore for new gold mineralization. One hole (DCU-08) intersected significant mineralization (0.65 ounces per ton of gold over 15 feet) in the footwall of the Copperstone Fault. This hole was not followed-up and the lease was terminated in 1994. APMI drilled 28,330 feet in 33 surface holes on the property between 1995 and 1997. The main objectives of this drilling were to test for deep, down-dip extensions of the Copperstone Fault below the open-pit and the strike extension of the fault to the north of the open-pit. This drilling resulted in the discovery of high grade gold mineralization on-strike to the north of the open-pit (the “D zone”) and down-dip to the northeast (the “C zone”). The Corporation and APMI entered into the Copperstone joint venture agreement in August, 1998. The Corporation subsequently drilled 10,000 feet in 15 core holes to further define the gold mineralization in the C and D zones. This drilling program was subject to quality control and quality assurance procedures established jointly with MRDI Canada. On completion of the drilling program, MRDI was retained to complete an independent scoping study of a new underground mine in the C and D zones. The MRDI study was completed in February, 1999.

MRDI Scoping Study

The MRDI scoping study evaluated the underground mine development of only the C and D zones and calculated an Indicated resource containing 892,000 tons grading 0.32 opt gold (285,700 ounces of gold) and an Inferred resource containing 1.19 million tons grading 0.35 opt gold (423,000 ounces of gold).

Within the above mentioned resource MRDI, on a preliminary basis, evaluated the economics of mining mineralized material which is most available to underground workings from a portal site at the North end of the open pit. MRDI calculated a diluted, recoverable resource included in the mine design plan of 827,400 tons at a cut and capped grade of 0.56 opt gold (459,500 ounces gold).

To study this diluted, recoverable resource included in the mine design plan, economic mining cut-off grades were based on a gold price of $300 per ounce, a milling recovery of 90 percent and estimates of operating costs were determined for each zone and varied from about 0.25 to 0.30 opt gold. A planned daily processing rate of 520 tons per day was used. The resources available for mining are based on the material within a geologic grade envelope of 0.10 opt gold and greater, and having overall diluted grades greater than the calculate cut-off grades. The resource for each zone has been factored for 95 percent mining recovery and 10 percent mining dilution at a grade of 0.08 opt gold. Material excluded from the mining plan includes that with diluted grades less than 0.25 opt gold, totaling about 474,000 tons at a grade of 0.183 opt gold, and that in the hanging wall zones which is based on limited drill hole data and totals about 105,000 tons at a grade of 0.998 opt gold.

MRDI designed a 520 ton per day underground mine plan at the scoping level for the C and D zones. The plan is based on selective drift and fill mining from a decline developed from the base of the open-pit. The mill design incorporates crushing and grinding circuits, a gravity concentrator and cyaninde tank leaching with Carbon-in-Pulp gold recovery. A 90 percent gold recovery has been assumed on the basis of Cyprus historical data.

Capital cost was estimated at US$22.54 million, including direct costs of US$14.67 million and indirect costs of US$7.87 million. The average mine life operating cost is estimated to be US$74.52 per ton of ore processed. This total includes mining costs of US$39.64 per ton, processing costs of US$25.21 per ton and General and Administrative costs of US$9.67 per ton. Annual gold production in year one is forecast to be 156,000 ounces and 72,000 ounces in years two to five. A pre-tax cash flow analysis of the proposed mine development, assuming a gold price of US$300 per ounce, indicates the following estimated project economics:

•	Cumulative Cash Flow	US$ 32 million
•	Net Present Value @ 10 percent discount	US$ 18 million
•	Discounted Cash Flow Rate of Return	45.4 percent
•	Capital Payback	1.2 years
•	Cash Cost of Production	US$149 per ounce gold

These project economics are most sensitive to changes in mine grade, metallurgical recovery and gold prices.

Current Work Program

As of the date of this Annual Information Form, the Corporation has completed only a portion of its current work program. In May 2003, the Corporation completed an underground decline which now extends from the northern end of the Open Pit over 1,800 feet to the north, intersecting the southern portion of the D-Zone high grade mineralized target. The results from the underground channel sampling program are summarized below.

North of gridline 1,047,470 North, (please refer to the plan view diagram) a total of 42 channel samples were collected from face and rib exposures during the mining of eight rounds covering 80 linear feet. The channel sampling is designed to characterize the mineralization of various rock types. All samples contain gold, and sample values range to a high of 11.5 opt gold and average 1.2 opt gold; a complete listing of the assay results is provided in the table below.

Significant multi-ounce channel samples include 4.5 feet grading 9.1 opt gold, 1.5 feet grading 11.5 opt gold, 6.4 feet grading 4.1 opt gold, 9.5 feet grading 4.1 opt gold, 2.1 feet grading 3.6 opt gold, 2.1 feet grading 3.2 opt gold, and 5.1 feet grading 2.9 opt gold.

Underground channel sampling confirms the gold mineralization in the initial drill hole within the D-Zone encountered by the underground development. Drill hole C96-19 is a core hole drilled from surface that lies within the D-Zone, about 80 feet North of the southern margin of the D-Zone. Drill hole C96-19 represents Bonanza’s initial target within the D-Zone and contains 10 feet grading 5.3 opt gold. Channel sampling from the same mining round that exposes drill hole C96-19 in the back of the underground workings (about 5 feet south of drill hole C96-19) returned values of 9.5 feet grading 4.1 opt gold, 4.5 feet grading 9.1 opt gold, and 4 feet grading 1.9 opt gold – which confirms the very high gold content of drill hole C96-19, with locally higher grades.

As expected, routine channel sampling south of gridline 1,047,470 North (south of the D-Zone) did not return significant gold assays as this area lies outside of the D-Zone target area. A comprehensive panel sampling program has commenced to characterize the gold grade of the mineralized horizons, and design of an assay protocol tailored for very high grade samples has begun, which will examine the performance of metallic screen fire assays, multi-assays, and/or large assay charges up to 5 assay ton charges. Future sampling will focus on panel samples using the very high grade assay process.

The underground workings at Copperstone now extend over 1,800 feet northward from the portal site (surface entrance of the decline) at the northern end of the Copperstone Open Pit and provide access to the D-Zone mineralization.

The underground plan map of the D-Zone provides a current picture of progress at the D-Zone. Completion of the decline to this point was recently delayed as ground conditions were encountered that required extra ground support for safety. Bonanza has established an effective stabilization program for these localized conditions and will schedule accordingly.

Intensely sheared, altered and replaced rock has been encountered in the decline within the D-Zone. Alteration is consistent with alteration visible in the very high grade intervals in the core holes previously drilled from surface which currently define the D-Zone.

Surface drilling indicates that the Copperstone Fault in the D-Zone is thought to be from ten (10) to forty (40) feet thick; none of the channel sampling to date tests the true thickness of the target zone. The decline has been designed to intersect the Copperstone Fault in the D-Zone at the mineralized interval within drill hole C96-19. In other areas, the high grade portions of the Copperstone Fault may be above or below the decline and will be defined by underground core drilling.

Currently a cross cut is being driven westward to establish an underground drill station. Underground sampling programs continue in the active mine heading. An underground core drilling rig will be mobilized to Copperstone after the drill station development is complete. Extensive core drilling from underground will locate and define the grade profile of the Copperstone Fault in the D-Zone and is scheduled to commence during May 2003.

A summary of assay results from the channel samples is as follows, presented generally from North to South, with grades over 0.1 opt gold highlighted for convenience:

Channel	Sample	Gold Grade	Channel	Sample
Sample	Length		Sample	Length	Gold Grade
Number	(feet)	(opt Au)	Number	(feet)	(opt Au)
North end of sampling, adjacent to DH#C96-19
9077	9.5	4.07	1718	2.7	0.41
9078	4.0	1.90	1719	2.8	0.55
9079	4.5	9.09	1720	2.8	0.04
1761	2.1	0.15	1716	1.7	0.20
1759	5.1	2.86	1721	0.5	0.14
1758	2.7	0.34	1762	2.1	3.58
1754	5.6	0.31	1740	1.5	11.54
1756	0.5	0.06	1741	2.5	0.58
1757	2.6	0.07	1742	1.0	0.08
1732	1.8	0.02	1743	1.6	0.01
1733	1.4	0.01	1710	6.4	4.12
1734	2.0	0.01	1696	2.7	0.15
1735	1.4	0.42	1695	2.6	0.29
1736	1.1	0.17	1691	2.9	0.06
1737	5.0	0.07	1692	3.0	0.27
1738	3.1	0.13	1694	2.8	0.03
1739	3.2	0.05	1693	3.1	0.09
1729	1.9	0.02	1687	4.1	0.03
1728	2.2	2.68	1688	1.8	0.23
1727	4.6	0.93	1689	2.8	0.30
1717	2.1	3.22	1686	1.1	0.03
			South end of sampling: 1,047,470 North

Detailed Information about current program

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in the very high grade intervals in the core holes previously drilled from surface which currently define the D-Zone.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Mining services were provided by a mining contractor, Merritt Construction Company of Kingman Arizona, under direct supervision of Bonanza personnel. The current heading is designed to be 11 feet wide by 12 feet high. The sampling and assaying were conducted by Bonanza personnel under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

The channel samples were collected by Bonanza personnel at the face of each mining round, and were selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Because the channel sampling was designed to characterize the gold mineralization of various rock types, some samples were collected specifically to confirm that some particular rock types do not contain gold.

The channel samples were collected at assorted orientations, and generally are perpendicular to the feature characterized. Because the Copperstone Fault dips gently to the east, many channel samples were collected from a near vertical channel.

The channel samples average 2.8 feet in length, with a minimum of 0.5 feet and a maximum length of 9.5 feet. Sample sizes range between 10 and 20 pounds, averaging 15 pounds. True thickness of the Copperstone Fault at the D-Zone is thought to be from ten (10) to forty (40) feet thick from surface drilling, and none of the channel sampling to date tests the true thickness of the target zone. Approximately five samples were collected from the face and rib of each mining round (predominantly the samples were collected from the face). The general spacing of samples is as follows: approximately five samples were collected at each face, and spacing between the mining faces averages ten feet.

The channel samples were bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Reference samples for each interval were collected and stored in plastic bags. Geologic information was recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance.

Samples were collected at the end of each day and stored in a secure facility at the Copperstone project site. Two or three times weekly Bonanza personnel transported the samples to America West Airlines’ airfreight desk at the regional airport at Lake Havasu City, Arizona.

America West Airlines transported the samples to the airport in Reno, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada received the samples and took custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the channel samples were dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, fire assayed for gold and silver using 1- and 2-assay ton fire assay with a gravimetric finish. All samples greater than 0.100 opt, standards, and blanks were submitted to additional labs for verification. A total of 42 channel samples were sent for assay, and a total of 75 additional check assays were performed on these samples (for a total of 117 individual assays for these channel samples); the very high grade samples were thoroughly checked. An additional routine 27 duplicate, standard and blank assays were performed.

Check assays were submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 2-assay ton gold analysis. Both labs are ISO 9002 certified. AAL or Bonanza personnel delivered the samples to the check labs.

Future Work Program

The next stage of evaluation is comprised of work programs required to complete a bankable feasibility study. The work required to complete this study includes surface and underground drilling to establish proven and probable mining reserves, metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs.

Planned underground core drilling, drifting, cross-cutting and sampling will provide detailed assay and geologic data describing the D-Zone. This detailed data is planned to be sufficient to refine the D-Zone resource estimation into reserve-level definition. This work comprises the next stage of underground work at Copperstone, and has already begun. Following completion of this work, if the results warrant, the Corporation will be obtaining an updated independent technical report in accordance with Canadian National Policy 43-101.

Nevada Exploration Projects

On September 27, 2002 the Corporation entered into an Option Agreement with American Nevada Gold Corp. (“American Nevada”), a company listed on the TSX Venture exchange. Under the terms of the Option Agreement, American Nevada was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties (the “Properties”) for the following consideration:

(a)	Cash consideration totaling $107,500 (paid);

(b)	Issuance of 800,000 common shares of American Nevada with 300,000 common shares to be issued in Year 1 (issued), and 250,000 common shares to be issued in each of Year 2 and 3; and

(c)	Payment to the Corporation of $3.6 million for exploration by the Corporation as operator over the three year period, as follows: Year 1- $500,000; Year 2 - $1,100,000 and Year 3 – $2,000,000.

American Nevada’s interest will vest at a rate of Year 1- 5 percent; Year 2 – 20 percent and Year 3 – 25 percent for a cumulative interest of 50 percent.

American Nevada has provided the Corporation with exploration funding of $480,000 as at December 31, 2002, of which $269,029 was expended on exploration in 2002 and $210,971 was held as an advance on

2003 exploration, with $20,000 of additional funding required for American Nevada’s Year 1 exploration commitment.

The Corporation has retained a back-in right to increase its interest in the Properties from 50 percent to 70 percent at any time within sixty days of the third anniversary date of the Option Agreement by reimbursing American Nevada for 200 percent of its required cumulative exploration expenditures or $7,200,000.

Pamlico

The Pamlico project in Nevada is comprised of 63 patented and unpatented claims covering 5 square kilometres which are prospective for gold.

General

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was also made. In 2003 the final cash payment due is US$675,000. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

G.F. McArthur, P.Geo. (“McArthur”), an independent consulting geologist of Vancouver, British Columbia prepared a report dated September 8, 2000 (the “McArthur Report”) on the properties which the Corporation acquired in the “Bonanza Acquisition” in late 2000, prepared in accordance with what was then the proposed National Instrument 43-101, Companion Policy 43-101 CP and Form 43-101 F(1) Standards of Disclosure for Mineral Projects, as described in British Columbia Securities Commission’s Notice and Interpretation Note 2000/12 dated March 22, 2000; the National Instrument came into force on February 1, 2001.

Following is a summary of the McArthur Report on the Pamlico property.

Geology

The Pamlico property is located in south central Nevada within the Walker Lane mineral trend. The Pamlico property covers numerous historic shafts and adits and work-to-date has confirmed the existence of high-grade gold mineralization. Pamlico has several drill targets ready to test. Pamlico has already been drill-tested by the Corporation (including its subsidiaries) and high-grade mineralization (greater than 34 g/t or 1 opt) has been intersected in drilling.

Location and Access

The Pamlico property is located in Mineral County, 15 kilometres ESE of Hawthorne, Nevada. It is accessible by vehicle travelling 16 kilometres east on US 95, then 13 kilometres SSW on four-wheel-drive dirt roads.

Regional Geology

The Pamlico property lies within the Walker Lane structural mineral trend. The Pamlico project is underlain by folded and imbricately thrusted Paleozoic eugeoclinal shales and cherts or miogeoclinal carbonates. Mesozoic and Cenozoic volcanic and sedimentary rocks occur locally as erosional remnants. Minor Mesozoic and Cenozoic plutonic rocks intrude these older sequences locally at Pamlico.

Previous Work at Pamlico

At Pamlico, only one company has done any modern work. Cimarron Minerals Ltd. (formerly Cactus West) completed a program of geological mapping, rock sampling and Mag/ VLF and IP geophysical surveys. They drilled 50 reverse circulation holes totalling 4738 metres (15,545 feet) on geological, geochemical and geophysical targets. The Cimarron drill holes contained a small number of 1.5 metre (5 foot) intervals grading 8.2 to 58.3 g/t (0.24 to 1.7 opt) gold within predominantly unmineralized wallrock. The American Mines Handbook (1998) gives a resource estimate by Cimarron of “indicated partially drilled resource” of 45,000 ounces gold in 900,000 tons averaging 0.05 opt gold.

These historic resource estimates are viewed by the Corporation as mineralized zones representing three-dimensional gold geochemical anomalies. These anomalies are used to focus the Corporation’s exploration efforts onto high-grade underground mineable targets, versus the previous emphasis of exploration which targeted low-grade bulk mineable mineralization.

Corporation’s Past Work at Pamlico

The Corporation has completed a program comprising regional and detailed geological mapping, surface rock sampling (1,353 samples), soil sampling (638 samples) and underground mapping and sampling (385 samples). The data were digitized and entered into Bonanza’s GIS model and Vulcan 3-D model to guide the drilling program. Targeted areas were tested by 16 reverse circulation drill holes totalling 1,692 metres (5,550 feet).

Of the approximately 300 old workings on the property, about 50 were extensive enough to warrant underground mapping in addition to sampling. A number of high results were returned from the Central Mine and the Main Zone areas, consequently follow-up detailed underground mapping and sampling focussed on these two areas.

In the Central Mine area, nine channel samples from the B Zero Adit returned values averaging 20 g/t gold with four of the samples having higher results (67g/t, 34 g/t, 31.5 g/t and 22.3 g/t gold). The gold-bearing vein strikes northerly and dips moderately to the east. It averages 0.5 metres thick but locally exceeds 1 metre in thickness. Two adjacent areas returned high gold values from vein sampling. One area, 45 metres away, had gold values of 19.9 g/t and 6.2 g/t; the other, 180 metres distant, returned values of 60 g/t and 29.5 g/t gold.

In the Main Zone area, numerous adits and shafts indicate this was the primary historic mining centre producing approximately 50,000 ounces of gold. The Central Mine and Main Zone areas were the focus of the Corporation’s drilling. In the Main Zone, drilling targeted known productive veins approximately 90 metres down dip from the historic workings. Eight holes were drilled along a 230 metre, roughly linear, fence. Three holes encountered narrow veins approximately 0.6 metres thick, grading 42 g/t, 134 g/t and 700 g/t gold. The first intercept represents a previously unknown vein while the latter two intercepts represent the down dip extension of the known productive veins.

The Central Mine B-Zero target area is near the centre of the property, approximately 1.6 kilometres northeast of the Main Zone. Bonanza drilled five holes in a roughly square pattern on 150 metre centres.

This preliminary drilling returned discouraging results with no significant gold values and little vein material. It is presently thought that the holes were drilled into a faulted out block. Three additional holes were drilled 400 metres to the west on a 200 metre linear fence to test a second area of veining. These holes also returned discouraging results.

Corporation’s Current Work at Pamlico

In February 2003 the Corporation, as operator, completed an early-stage drilling program totaling 1,608 feet in eight holes, and was designed to confirm and expand mineralization encountered previously in the underground workings in the Central Mine Area and in underground workings and previous drilling in the north end of the Main Zone.

Encouraging results of 55.5 grams per tonne (1.62 ounces of gold per ton) over 1 metre (3 feet) and 95.6 grams per tonne (2.79 ounces of gold per ton) over 0.3 metre (1 foot) were obtained. Given the early stage of the exploration drilling, these results are considered encouraging. Four distinct mineralized structures were targeted and all four were encountered by the drilling, with two structures returning significant mineralization as described above. Several intervals testing structures did not return high grade gold, but contain anomalous gold grades between 1.0 g/t gold and 0.5 g/t gold which suggests potential for these structures in other areas.

The Pamlico gold mineralization occurs within a package of sedimentary and volcanic rocks, in silicified faults, epithermal quartz veins and silicified brecciated lithologic contacts. Future drilling will target these mineralized structures to follow up along strike and dip from these current results and previously drilled mineralized zones. The Pamlico veins and mineralized faults occur along Walker Lane faults and are typically moderately dipping, curviplanar, and locally braided. Silicification is the most prevalent wallrock alteration. Gold mineralization is restricted to these structures, with little to no gold mineralization present in the wallrocks. As a result, all eight drill holes were pre-drilled with a reverse circulation drilling rig and the Main Zone structural targets were then drilled with a HQ core drilling rig. A total of 1,120 feet of reverse circulation was drilled, along with a total of 488 feet of “spot” core drilled through the target zones.

Drilling services were provided by an international drilling contractor, Layne Christensen Company of Chandler Arizona. The drilling and assaying were conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101. The upper portions of the drill holes in the Main zone were completed by reverse circulation drilling with the deeper target zones drilled by core. Drilling in the Central Mine consisted of only reverse circulation drilling. The drilling contractor under direct supervision of Bonanza personnel preformed downhole surveys. A standard digital multi-shot survey tool provided acceptable accuracy in measuring dip and azimuth attitudes.

The drill holes in the Main zone were located adjacent to reverse circulation holes drilled by Bonanza in 1999. Surveyed underground workings were used to position drill holes in the Central Mine area. Drilling in the Main Pamlico Mines area targeted known productive veins about 90 metres (300 feet) down-dip from the deepest working in the area. The five holes were drilled from two drill pads, and were designed to encounter target structures between 10 and 20 metres along strike from previously know data points. The two high grade intercepts were encountered in this area. These Main Zone veins remain open to expansion along strike and dip. The Central Mine target area is approximately 1.6 kilometres (1 mile) northeast of the Main Pamlico Mines target area. Bonanza drilled three holes in a roughly triangular pattern on average 35 metre (100 feet) spacing. This preliminary drilling in the Central Mine target area returned low grade gold values, although silicified fault structures were encountered.

The reverse circulation samples were bagged, labeled and tied at the drill site. Reference samples for each interval were collected and stored in plastic chip trays. Geologic information was recorded on standardized logging forms which included color, rock type, alteration, mineral species and abundance. Samples were collected on 5 (1.5m) or 2 ½ foot (.75m) intervals.

Prior to geological logging and splitting of the HQ core, geotechnical data was collected including RQD and interval recovery. Core recoveries were generally good. The drill core was logged for lithology, mineralization, alteration, and structural features using standardized logging forms. Sample intervals were marked using aluminum tags and permanent marker, and sample intervals were selected on a geological basis. Drilled interval lengths are slightly longer than true thicknesses and are near true thicknesses because the holes were drilled at high angles to the target structures. The core was brushed/washed and photographed prior to sample analysis.

Samples were collected at the end of each day and transported by Bonanza Explorations personnel to a locked storage facility in Hawthorne, Nevada. The samples were picked up from the storage facility by American Assay Laboratories (AAL) in Sparks, Nevada. AAL is ISO /IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

Both core and drill cuttings were dried, crushed to –10 mesh, rotary split to 1,000 grams, pulverized to –150 mesh, split to 350 gram pulps, fire assayed for gold and silver using 2-assay ton fire assay with gravimetric finish. All samples greater than 0.100 opt, drill rig duplicates, standards, and blanks were submitted to additional labs for verification. A total of 173 drill samples were sent for assay, and an additional 86 duplicate, standard and blank assays were performed. The range of gold values reported from the drill samples varied from below detection levels to 95.6 g/t with an average of 1.02 g/t, and high grade samples were thoroughly checked.

Check assays were submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 2-assay ton gold analysis. Both labs are ISO 9002 certified. AAL or Bonanza personnel delivered the samples to the check labs.

A summary of the drill results from all holes drilled are as follows:

Drill Hole Number	Hole Length (feet)	Azimuth	Dip	From – To (feet)	Interval Length (feet)	Gold Grade (opt)	Gold Grade (g/t)
Pam02-1	272	195	-45	49.7 – 54.3	4.6	0.028	1.0
				60.5 – 63.5	3	1.62	55.5
				92.5 - 101	8.5	0.024	0.8
				118 - 121	3	0.025	0.9
Pam02-2	237	204	-64	40 - 65	25	0.028	1.0
				95 - 115	20	0.023	0.8
Pam02-3	210	195	-65	85 - 100	15	0.014	0.5
				180.5 – 181.5	1	2.79	95.6
Pam02-4	239	184	-60	No Significant Mineralization Encountered
Pam02-5	240	180	-85	No Significant Mineralization Encountered
CM02-1	125	0	-90	95 – 102.5	7.5	0.058	2.0
CM02-2	150	194	-55	No Significant Mineralization Encountered
CM02-3	135	115	-71	No Significant Mineralization Encountered

Several undrilled high quality targets are present on the Pamlico property, and exploration efforts currently focus on refining drill targets in these areas and compilation of the new drill data and modeling to evaluate these targets and plan future drilling to explore new targets and follow up these recent results.

Gold Bar

The Gold Bar project in Nevada comprise 70 patented and unpatented claims covering 5 square kilometres which are prospective for gold.

General

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

Following is a summary of the McArthur Report on the Gold Bar properties which management considers current as the project has been inactive to date.

The Gold Bar properties are located in the Battle Mountain/Eureka mineral trend in east-central Nevada and cover a past-producing bulk tonnage gold mine with 485,000 oz of historic production. Historic reserves (now characterized as subeconomic resources) in place at Gold Bar have most recently been quoted at 6.1 million tons grading 0.082 opt by Atlas Corporation and its subsidiaries (collectively “Atlas”). Several drill targets are ready to test, including the 150,000 ounce Millsite-Gold Bar Pit area (estimated by Granges). Numerous other economically interesting areas exist on this historic producer.

Location and Access

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. They are accessible by vehicle, travelling 33 kilometres west on US 50, then north, 25 kilometres on dirt roads.

Regional Geology

The Gold Bar properties lie in the Battle Mountain/Eureka structural mineral trend. They are underlain by a complexly folded and imbricately thrusted sequence of Paleozoic shelf carbonates and deeper water shales and cherts. The Paleozoic rocks are unconformably overlain by a thick sequence of undifferentiated Tertiary volcanics and sediments. Recent pediment gravels fill the valleys.

Primary regional structures are northwest trending strike-slip and dextral wrench faults. These are associated with north-northwest trending dextral synthetic faults, north trending normal faults, northeast trending sinistral antithetic faults and east-west trending compressional faults.

Previous Work at Gold Bar

The Gold Bar property has no record of historic production prior to exploration by Atlas in 1983. Production began at the Gold Bar pit in 1987 and continued until the mine closed in 1994. A total of 7,514,600 tons grading 0.074 opt gold were produced. Recoveries averaged 87 percent, resulting in production of 485,000 ounces of gold.

During their work in 1983 to 1994, Atlas completed mapping, geochemistry, geophysics and drilling. These programs resulted in the discovery or optioning of mineralization at Gold Bar, Gold Pick, Goldstone, Gold Canyon, Gold Ridge, Cabin Creek, Pot Canyon and Hunter. Open pit mining was carried out at all but Pot Canyon and Hunter. The Gold Bar and Gold Canyon areas currently comprise the Corporation’s Gold Bar Properties.

In late 1994, Atlas entered into an agreement with Homestake on the southern and northern claims areas. Homestake drilled 26 holes totalling approximately 7,282 metres (23,890 feet) and completed geological mapping, geochemistry and geophysics.

In 1995, Atlas signed an agreement with Granges who completed mapping, geochemistry, geophysics and the drilling of 33 holes totalling 7,314 metres (24,980 feet).

In 1997, Barrick optioned most of the Atlas claims. They completed a program of mapping, geochemistry and geophysics. Fifty holes were drilled in 1997 and a further 33 holes in 1998 totalling 10,796 metres (35,420 feet).

Historic in situ resources remaining at the Gold Bar property as calculated by Atlas are as follows:

  3.6 million tons (3.3 million tonnes) grading 0.100 ounce per ton (3.4 g/t) gold in the Gold Bar Deposit;
  2.5 million tons (2.3 million tonnes) grading 0.056 ounce per ton (1.9 g/t) gold in the Gold Canyon deposit.

Granges calculated a geological resource in 1996 for the newly discovered Millsite Deposit of 1.626 million tons (1.475 million tonnes) grading 0.091 opt (3.1 g/t) gold containing approximately 150,000 ounces of gold. These resources were calculated using 30.48 x 30.48 x 4.6 meters (100 x 100 x 15 foot) blocks with a 0.025 opt (0.86 g/t) gold cutoff and a 30.48 meter (100 foot) search radius.

These historic resource estimates are viewed by the Corporation as mineralized zones representing three-dimensional gold geochemical anomalies. These anomalies are used to focus the Corporation’s exploration efforts onto high-grade underground mineable targets, versus the previous emphasis of exploration which targeted low-grade bulk mineable mineralization.

Corporation’s Work at Gold Bar

No physical sampling has been conducted on the Gold Bar claim groups. The vast data acquired by Atlas and other companies is being compiled and converted into digital format to define areas of high-grade gold. These areas of interest will be further evaluated to define drill targets. Several such areas have been noted to date near the Gold Bar pit, the Millsite target and the Gold Canyon pit.

Technology Database

In addition to the Bonanza projects acquired in late 2000, the Corporation acquired the proprietary database and metallogenic study owned by Bonanza Exploration. The software used to manage and analyse these regional exploration data is the Arcview Geographical Information System (GIS). The GIS is a two-dimensional environment, and is useful on a regional scale and on a project scale for surface information such as surface geochemistry and geologic mapping. The database includes basically all publicly available data published in digital form, including geology, structure, land/legal, physiographic, geochemical and geophysical data on the Bonanza Properties and on other mining properties in Nevada.

The proprietary databases include a seven-volume set of large 3-ring binders describing in detail 44 operating major mines in Nevada. This database is part of the GIS database, and allows vetting of exploration concepts against known deposits, and the generation of structural models for gold deposits. Public data augment these detailed mine data, thus over 100 mines are represented in the database, representing a comprehensive view of nearly all important modern mines in Nevada. Another comprehensive proprietary database describes 571 modern gold resources in Nevada. Essentially all of the historic underground high grade mines in Nevada comprise another proprietary database. Over 1,430 old mines in Nevada produced gold as the primary product. Nearly 4,000 historic mines comprise the database, many of which produced some gold in addition to other metals. Numerous other proprietary geochemical and structural databases have been developed by the Corporation.

The GIS database was used by the Corporation to unravel the geologic history of the Great Basin during and prior to the time of the formation of gold deposits. The structural interpretation of the western North American continental margin over the past 100 million years predicts detailed relationships between local structure and gold deposits. An exhaustive review of the mine-scale structure and gold mineralization supports the continental structural interpretation developed by Bonanza’s personnel. The Corporation’s metallogenic study is a study of the formation of gold deposits in the Great Basin. The study is a predictive tool for prospecting and the evaluation of properties.

All of Bonanza’s projects have been modelled using the three-dimensional environment of the Vulcan mine planning software program prior to drilling. All surface and subsurface data are entered into Vulcan to guide drilling programs. Surface data generally include topography, air photo images, sampling results, mapping, etc. Subsurface data include (where available) existing drill data, mapping and sampling data from existing underground workings, and extrapolations of the surface data. In the Vulcan three-dimensional environment, precise drill plans are generated by working with the actual surface and subsurface data.

Once drill targets have been drawn from the three-dimensional model, Vulcan provides a report containing surface co-ordinates and elevation of the drill collar, along with bearing, inclination and total depth. This approach provides the accurate drilling plans required to efficiently explore high grade gold bearing vein systems.

ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

The following table sets forth selected consolidated financial information of the Corporation for, and as of the end of, each of the last three fiscal years ended December 31, 2002. The financial information is derived from the Consolidated Financial Statements of the Corporation, which have been audited by Tony M. Ricci Inc. Chartered Accountant, and incorporated by reference herein are available at www.sedar.com. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation contained in the Annual Report incorporated by reference.

	For the year ended December 31,
	2002	2001	2000
	$	$	$
Net loss	485,054	1,083,622	362,515
Net loss per share	0.01	0.02	0.01
Working capital (deficiency)	105,622	(1,222,858)	(801,977)
Total assets	10,659,685	6,158,121	6,822,627
Shareholders’ equity	7,696,078	4,593,641	5,608,201

5.2 Dividends

The Corporation has not paid any dividends on its outstanding Common Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares of the Corporation is within the discretion of the Corporation’s Board of Directors and will depend upon the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Corporation. At the present time the Corporation’s anticipated capital requirements are such that it intends to follow a policy of retaining any earnings in order to finance the further development of its business.

The Corporation is limited in its ability to pay dividends on its Common Shares by limitations under applicable corporate law relating to the sufficiency of profits from which dividends may be paid. Under the applicable corporate law the declaration of a dividend is authorized by resolution of the board of directors. Under such laws the directors of a company who vote for or consent to a resolution authorizing the payment of a dividend incur joint and several personal liability if at the time that the dividend is declared the company is insolvent or the payment of the dividend renders the company insolvent.

ITEM 6 - MANAGEMENT’S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

Management’s Discussion and Analysis of Financial Conditions and Result of Operations for the year ended December 31, 2002, is set out on pages 28-30 inclusive of Schedule C as included the Corporation’s 2002 Annual Report in BC Form 51-901F, and is incorporated by herein by reference and which is available at www.sedar.com.

ITEM 7 - MARKET FOR SECURITIES

The Corporation’s Common Shares are listed for trading on the TSX Venture Exchange under the symbol of “BZA”, and the Corporation also has 15,389,600 warrants listed for trading on the TSX Venture Exchange under the symbol of “BZA.WT”, each warrant to purchase an additional Common Share at $0.15 at any time up to the close of business on June 10, 2003 and $0.17 thereafter until June 10, 2004.

ITEM 8 - DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

Name and Residence	Position with the Corporation	Principal Occupation for the Past Five Years
Brian P. Kirwin Reno, Nevada, United States	President and Director since December 21, 2000	President of Chief Executive Officer of the Corporation since December 2000; President of Bonanza Gold Inc. June 2000 - December 2000, Vice President, Exploration of Vengold Inc. May 1996 to June 2000; From 1989 to April, 1996 he was employed by Placer Dome Inc. in various capacities; most recently as Senior Evaluations Geologist in the Corporate Development group from February 1994 to April 1996.
Ian W. Telfer West Vancouver, Canada	Director since December 21, 2000	Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. since October 2001; Vice Chairman and Chairman of itemus inc. from February 2000 - July 2001; President and Chief Executive Officer of Vengold Inc. from April 1993 to February 2000 and prior thereto President and founder of TVX Gold.

Name and Residence	Position with the Corporation	Principal Occupation for the Past Five Years
Giulio T. Bonifacio Vancouver, Canada	Executive Vice President, Director, Chief Financial Officer and Secretary since June 2001	Executive Vice President and Chief Financial Officer of the Corporation since July 2001; Vice President, Finance and Secretary of itemus inc. from February 2000 to June 2001; Vice President, Finance, Treasurer and Secretary of Vengold Inc., from 1994 until February 2000 and prior thereto various senior financial roles with TOTAL CFP Group Minerals.
Robert T. McKnight West Vancouver, Canada	Director since May 8, 2003	President, Finisterre Holdings Inc.; Vice President of Pincock Allen & Holt Ltd. from September 1998 to June 2001; Director and Principal of Endeavour Financial Corporation from February 1990 to November 1997 and prior thereto various senior corporate development roles with TOTAL CFP Group Minerals.

Each director holds office until the next annual general meeting of the Corporation and his election thereafter is subject to the approval of the shareholders of the Issuer at that meeting. The officers are appointed at the discretion of the Board of Directors and typically are reconfirmed or amended as necessary at the first directors’ meeting following the annual general meeting of shareholders.

The Corporation does not have an executive committee of directors. The audit committee and the compensation committee of the Issuer is comprised of Brian P. Kirwin, Ian W. Telfer and Robert T. McKnight.

As at May 20, 2003, the directors and officers of the Corporation as a group, beneficially owned, directly or indirectly, or exercise control or direction over 16,417,270 common shares or 14.25 percent of the issued and outstanding Common Shares.

8.2 Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, no director or officer of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or within the last 10 years before the date of this Annual Information Form, was a director or officer of any issuer which, while that person was acting in that capacity:

(a)
was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ian Telfer who was Vice Chairman of itemus inc., when it made an assignment into bankruptcy.

8.3 Penalties or Sanctions

To the knowledge of Management, no director or officer of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has:

(a)
been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by any Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Personal Bankruptcies

To the knowledge of Management, no director or officer of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding corporation of any such person has, within the last 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5 Conflicts of Interest

The Corporation’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and conducting terms respecting the terms of such participation. In the event that such conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such a participation or such terms. To the knowledge of management there are no existing or potential conflicts of interest between the Corporation, any subsidiary of the Corporation and a director or officer of the Corporation, except as disclosed herein.

ITEM 9 - ADDITIONAL INFORMATION

The Corporation shall provide to any person or corporation, upon request to the Corporate Secretary of the Corporation:

(a)
when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities.

	(i)	one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of any document incorporated by reference herein;

(ii)
one copy of the comparative financial statements of the Corporation for its most recently completed fiscal year together with the accompanying report of the auditors and one copy of any interim financial statements which have been filed, if any, for any period after the end of the Corporation’s most recently completed fiscal year; and,

	(iii)	one copy of the information circular of the Corporation pertaining to the most recently called annual meeting of its shareholders which involves the election of directors.

(b)
at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the comparative financial statements for the Corporation’s most recently completed fiscal year.